UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission File Number

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES

100 Abbott Park Road

Abbott Park, Illinois 60064-6049

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBOTT LABORATORIES STOCK RETIREMENT PLAN

DECEMBER 31, 2017 AND 2016

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Abbott Laboratories Stock Retirement Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2002.

Chicago, Illinois

June 22, 2018

Abbott Laboratories Stock Retirement Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2017 and 2016

(Dollars in thousands)

	2017	2016
Assets
Cash	$7,742	$1,215
Investments, at fair value	7,895,700	6,196,715
Notes receivable from participants	58,442	62,960
Accrued interest and dividend income	1,598	1,709
Due from brokers	163	940

Total assets	7,963,645	6,263,539

Liabilities
Accrued investment expenses	327	553
Due to brokers	4,521	2,433

Total liabilities	4,848	2,986

NET ASSETS AVAILABLE FOR BENEFITS	$7,958,797	$6,260,553

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2017

(Dollars in thousands)

Additions
Contributions
Employer	$82,390
Participant	163,371
Rollovers	61,539

Total contributions	307,300

Investment income
Net appreciation in fair value of investments	1,773,688
Interest and dividends	178,632

Net investment income	1,952,320

Interest income on notes receivable from participants	2,005

Total additions	2,261,625

Deductions
Benefits paid to participants	563,241
Other expenses	140

Total deductions	563,381

NET INCREASE	1,698,244

Net assets available for benefits
Beginning of year	6,260,553

End of year	$7,958,797

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

In general, United States employees of Abbott Laboratories (“Abbott”) and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan.  The Plan is intended to constitute a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), with a cash or deferred arrangement under IRC Section 401(k), and a portion of the Plan is intended to constitute an employee stock ownership plan that meets the applicable requirements of IRC Sections 409 and 4975(e)(7).  The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Aon Hewitt served as the Plan’s record keeper until its parent company, Aon plc, completed the sale of its benefits administration business to Blackstone Group LP during 2017.  The business now operates as Alight Solutions and continues to serve as the record keeper of the Plan.  The Northern Trust Company (“Custodian” or “Trustee”) serves as the Plan’s custodian and trustee.

In January 2017, Abbott completed the acquisition of St. Jude Medical, Inc., a global medical device manufacturer.  During 2017, employees of St. Jude Medical, LLC (the surviving entity in the acquisition) and its subsidiaries in the United States were eligible to participate in a separate plan, not the Plan.

In February 2017, Abbott completed the sale of Abbott Medical Optics (“AMO”), its vision care business.  After the sale, AMO employees in the United States were no longer eligible to make contributions to the Plan and were given the choice to keep their account balance in the Plan, including continuing to repay outstanding loans, roll over their account to a personal rollover account or another qualified plan, or take a distribution subject to any applicable taxes and penalties.

In October 2017, Abbott completed the acquisition of Alere Inc. (“Alere”), a global manufacturer of rapid point-of-care diagnostic tests.  Alere employees were permitted to participate in the Plan following the acquisition.  Alere had previously sponsored a separate 401(k) plan, which was terminated prior to the acquisition, and the participants in that plan were permitted to roll over their account balances into the Plan.  If a participant in the Alere plan had an outstanding loan, Abbott offered an opportunity for the outstanding loan balance to be included in the rollover and loan repayment to continue under the Plan.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (“Trust”).  The Trust is administered by the Trustee and an investment committee (the “Committee”).

Employees are eligible to commence participation in the Plan on any entry date following their date of hire.  Except for employees described later in the paragraph, eligible employees electing to participate contribute from 2% up to 25% of their eligible earnings, subject to certain limitations.  Participants may choose to make their contributions from pretax earnings, after-tax earnings, or both.  The Plan also permits Roth 401(k) contributions and has a Roth 401(k) conversion feature.  Beginning March 2017, newly hired employees in certain specified Abbott divisions and business units, participate in the Plan under a different structure (“Abbott Green” employees). Alere employees also participate in the Plan under the “Abbott Green” structure.  Under the Abbott Green structure, participants may defer up to 50% of eligible earnings as pre-tax or Roth contributions.

Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions.  The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC.  Participants may elect to invest their contributions in any or all of the investment options available under the Plan, except for investment options closed to new contributions.

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings.  The amount of the employer contribution is determined by the Board of Directors of Abbott.  Excluding the Abbott Green employees, the employer contribution for the year ended December 31, 2017, was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan.  Effective with the first pay period ending after March 1, 2017, for Abbott Green employees who were employed as of June 30, 2017, employer matching contributions are made at the rate of either (i) 100% of a 1% deferral of eligible earnings or (ii) 5% of eligible earnings for a deferral of 2% or more of eligible earnings.  A true-up employer matching contribution is made for eligible participants as of the end of the year if necessary to reach a full 1% or 5% employer matching contribution, as applicable.  Employer contributions are invested each pay period according to the participant’s investment elections.

Cash dividends on Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan year for which paid or (3) paid to the Plan and credited to the accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

On January 1, 2013, Abbott separated into two publicly traded companies — Abbott and AbbVie Inc. (“AbbVie”).  The separation of Abbott and AbbVie was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution.  Participants who received AbbVie stock through this distribution may continue to hold the stock in their Plan accounts but may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan; however, participants may elect to reinvest their AbbVie dividends in AbbVie stock. If no election is made, AbbVie dividends are invested in the Plan’s default investment option.

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other available investment options.

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule for participants excluding Abbott Green participants:

Vesting
Service	percentage

Less than two years	0%
Two years or more	100%

The Abbott Green matching contributions vest 20% each year, until full vesting at five years (with accelerated vesting if the participant dies, attains age 65, or becomes disabled).

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  In 2017, forfeitures reduced Abbott’s employer contributions by approximately $2.1 million.  Approximately $257,000 and $351,500 in forfeitures were available at the end of 2017 and 2016, respectively.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions and In-Service Withdrawals

Following retirement, termination or death (or for some participants from merged-in plans, upon disability), participants or their beneficiaries may elect to receive a distribution in installments, in a single lump sum or in a partial lump sum.  Participants may elect a direct rollover of their accounts.  Also, upon termination, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made by the 1st of April following the year the participant reaches age 70 ½ or, if earlier, the 31st of December following the year in which the participant dies.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.

Prior to termination, participants are permitted to withdraw their after-tax contributions (after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years) and rollover contributions (including Roth rollover accounts and merged-in plan rollover accounts) and, after age 59 ½, may also withdraw pretax contributions.  Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, subject to certain limitations.

Notes Receivable from Participants

Participants may convert their vested account balances into one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their vested accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service (“IRS”) limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is made through periodic payroll deductions or by sending in payments, but a loan may be repaid in a lump sum at any time.  Post-termination loan repayments are permitted.  For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock, mutual funds, REITs and futures contracts - Valued at the published market price per share or unit multiplied by the number of respective shares or units held.

Collective trust funds and Private 40-Act mutual funds - Valued at the NAV provided by the administrator of the fund.  The NAV is used as a practical expedient to estimate fair value.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  Redemption from the funds is permitted daily.  The Private 40-Act mutual funds agree to redeem shares solely in cash up to the lesser of $250,000 or 1% of the fund’s net assets during any 90-day period for any one shareholder.  In consideration of the best interests of the remaining shareholders, the Private 40-Act mutual funds reserve the right to pay any redemption proceeds exceeding this amount in whole or in part by a distribution in kind of securities held by the funds in lieu of cash. It is highly unlikely that shares would ever be redeemed in kind.

Corporate debt and government debt - Valued at the published market price or prices obtained from independent financial services industry-recognized vendors multiplied by the number of respective units held.  Prices obtained from vendors are on the basis of bid or mid evaluations in accordance to a region’s market convention, using factors which include but are not limited to market quotations, yields, maturities, and the bond’s terms and conditions.  Proprietary methods are used to arrive at the evaluated price, which represent the price a dealer would pay for a security.

Certificate of deposit - Valued at amortized cost, which approximates fair value given the instruments’ short duration of less than 130 days.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following tables summarize the basis used to measure investments at fair value at December 31, 2017 and 2016 (dollars in thousands):

	Basis of Fair Value Measurement
2017	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total

Common stock	$3,643,267	$—	$—	$—	$3,643,267
Mutual funds	1,524,835	—	—	—	1,524,835
REITs	26,683	—	—	—	26,683
Collective trust funds	—	—	—	2,155,331	2,155,331
Corporate debt	—	179,984	—	—	179,984
Government debt	—	33,755	—	—	33,755
Certificate of deposit	—	7,301	—	—	7,301
Private 40-Act mutual funds	—	—	—	324,544	324,544
Total investments at fair value	$5,194,785	$221,040	$—	$2,479,875	$7,895,700

	Basis of Fair Value Measurement
2016	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total

Common stock	$2,639,909	$—	$—	$—	$2,639,909
Mutual funds	1,271,412	—	—	—	1,271,412
Collective trust funds	—	—	—	1,744,321	1,744,321
Corporate debt	—	196,609	—	—	196,609
Government debt	—	18,451	—	—	18,451
Certificate of deposit	—	16,525	—	—	16,525
Private 40-Act mutual funds	—	—	—	309,488	309,488
Total investments at fair value	$3,911,321	$231,585	$—	$2,053,809	$6,196,715

The Private 40-Act mutual funds are not direct filing entities.  These funds invest in fixed income instruments of varying maturities.  The investment objective of one fund is to seek maximum current income and the other is to seek maximum total return, both being consistent with preservation of capital and liquidity.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan.  No allowance for credit losses has been recorded as of December 31, 2017 or 2016.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan processing and commissions on purchases and sales of Abbott shares and sales of AbbVie stock.  Investment fees for mutual funds, collective trust, managed accounts and money market funds are charged against the net assets of the respective fund.  Abbott pays other record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2017 and 2016 is presented below:

	2017	2016
Abbott common shares, 29,803,690 and 31,314,205 shares, respectively (dollars in thousands)	$1,700,897	$1,202,779
Market value per share	$57.07	$38.41

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

NOTE C — INVESTMENTS - Continued

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

A significant portion of the Plan’s assets is invested in Abbott common shares.

Participants pay fees to the recordkeeper for loan transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock.  These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee.  All participants’ account balances would become fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, would be made to each participant.  At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The IRS has determined and informed Abbott by a letter dated May 19, 2017, that the Plan and related Trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since the applicable date of the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable requirements of the IRC.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

NOTE F - TAX STATUS - Continued

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions.  There are currently no audits in progress.

NOTE G — SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2017 through the date these financial statements were issued.  Other than described below, there were no subsequent events that require recognition or additional disclosure in these financial statements.

In January 2018, certain Plan provisions affecting Abbott Green employees changed.  Specifically, effective for the first payroll period ending on or after January 1, 2018, Abbott Green employees may defer up to 25% of eligible earnings as pre-tax contributions, after-tax contributions, or a combination of both, and the year-end true-up matching contribution was eliminated.  On or after January 1, 2018, Abbott Green employees fully vest in employer contributions at two years of service (with accelerated vesting if the participant dies, attains age 65, or becomes disabled).

Additionally, St. Jude Medical LLC employees in the United States became eligible to participate in the Plan as Abbott Green employees effective for the first payroll period ending on or after January 1, 2018.

On January 19, 2018, the St. Jude Medical, Inc. Retirement Savings Plan merged with and into the Plan.  Assets totaling approximately $1.6 billion transferred into the Plan.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - employer securities
*ABBOTT LABORATORIES, common shares		$1,700,897

Common stock
1ST HORIZON NATL CORP		275
5TH 3RD BANCORP		1,018
ABBVIE INC.		1,778,863
ACADIA HEALTHCARE CO INC		123
ACUITY BRANDS INC		110
ADIENT PLC ADIENT PLC LTD		349
ADVANCE AUTO PTS INC		248
AECOM		274
AES CORP		338
AFFILIATED MANAGERS GROUP INC		540
AGCO CORP		227
AGILENT TECHNOLOGIES INC		778
AGIOS PHARMACEUTICALS INC		8
AGNC INVT CORP		372
AIR LEASE CORP CL A		205
AKAMAI TECHNOLOGIES INC		508
AKORN INC		7
ALASKA AIR GROUP INC		75
ALBEMARLE CORP		543
ALLEGHANY CORP		418
ALLIANT ENERGY CORP		469
ALLY FINL INC		613
ALNYLAM PHARMACEUTICALS INC		67
AMDOCS		446
AMER FINL GROUP INC		363
AMER NATL INS CO		46
AMERCO		91
AMEREN CORP		680
AMERICAN AIRLINES INC		607
AMERICAN WTR WKS CO INC		777
AMERIPRISE FINL INC		119
AMETEK INC		651
ANDEAVOR		846
ANTERO RES CORP		107
APACHE CORP		724
APPLE HOSPITALITY REIT INC		196
APTARGROUP INC		192
AQUA AMER INC		329
ARAMARK		284
ARCH CAPITAL GROUP		457
ARCONIC INC		551
ARDAGH GROUP S A		9
ARRIS INTERNATIONAL LTD		215
ARROW ELECTR INC		336
ASHLAND GLOBAL HLDGS INC		209
ASPEN INSURANCE HLDGS		80
ASSOCTD BANC-CORP		180
ASSURANT INC		204
ASSURED GUARANTY LTD		185
ATHENE HOLDING LTD		263
ATMOS ENERGY CORP		419

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2017

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
AUTODESK INC		189
AUTONATION INC		140
AUTOZONE INC		132
AVANGRID INC		134
AVERY DENNISON CORP		26
AVNET INC		226
AXIS CAPITAL HOLDINGS LTD		195
BAKER HUGHES A GE CO		637
BALL CORP		280
BANK OF THE OZARKS		149
BANKUNITED INC		202
BED BATH & BEYOND INC		142
BEMIS CO INC		204
BERKLEY W R CORP		325
BEST BUY INC		835
BGC PARTNERS INC		124
BIO RAD LABS INC		237
BK HAW CORP		170
BLOCK H & R INC		218
BOK FINL CORP		110
BOOZ ALLEN HAMILTON HLDG CORP		17
BORG WARNER INC		462
BROOKDALE SR LIVING INC		86
BROWN & BROWN INC		287
BROWN FORMAN CORP		11
BROWN-FORMAN INC CL B NON-VTG		32
BRUKER CORP		105
BRUNSWICK CORP		43
BUNGE LTD		445
BURLINGTON STORES INC		169
CA INC		496
CABOT CORP		176
CABOT OIL & GAS CORP		182
CALPINE CORP		259
CAMPBELL SOUP CO		138
CARDINAL HLTH INC		920
CARLISLE COMPANIES INC		328
CASEYS GEN STORES INC		200
CBRE GROUP INC		339
CELANESE CORP		277
CENTENE CORP		712
CENTENNIAL RESOURCE DEVELOPMENT INC		123
CENTERPOINT ENERGY INC		579
CENTURYLINK INC		762
CF INDS HLDGS INC		469
CHENIERE ENERGY INC		179
CHESAPEAKE ENERGY CORP		156
CIMAREX ENERGY CO		37
CIN FNCL CORP		545
CINEMARK HLDGS INC		176
CIT GROUP INC		306
CITIZENS FINL GROUP INC		981
CLEAN HBRS INC		41
CLOROX CO		133

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2017

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
CMS ENERGY CORP		629
CNA FNCL CORP		68
CNX RESOURCES CORPORATION		156
COLFAX CORP		164
COLONY NORTHSTAR INC		290
COLUMBIA PPTY TR INC		130
COM ALCOA CORPORATION		471
COMERICA INC		714
COMM BANCSHARES INC		250
COMMSCOPE HLDG CO INC		167
CONAGRA BRANDS INC		695
CONCHO RES INC		1,050
CONDUENT INC		147
CONS EDISON INC		1,255
CONSOL ENERGY INC		54
CONTINENTAL RES INC		124
COOPER COS INC		112
COPA HOLDINGS SA		184
CORELOGIC INC		73
COTY INC		441
CRANE CO		211
CREDIT ACCEP CORP		16
CROWN HLDGS INC		104
CULLEN / FROST BANKERS INC		251
CUMMINS INC		904
CYPRESS SEMICONDUCTOR CORP		218
D R HORTON INC		374
DAVITA INC		526
DENTSPLY SIRONA INC		706
DEVON ENERGY CORP		958
DIAMONDBACK ENERGY INC		452
DICKS SPORTING GOODS INC		26
DISCOVER FINL SVCS		1,322
DISCOVERY INC - A		163
DISCOVERY INC - A		205
DOLBY LABORATORIES INC CL A		161
DOLLAR GEN CORP		753
DOLLAR TREE INC		63
DOMTAR CORP		148
DONALDSON INC		25
DOVER CORP		660
DST SYS INC		158
DTE ENERGY CO		931
DUN & BRADSTREET CORP		127
E TRADE FINL CORP		635
EAST WEST BANCORP INC		388
EASTMAN CHEM CO		638
ECHOSTAR CORPORATION		135
EDGEWELL PERS CARE CO		163
EDISON INTL		954
ENDO INTL LTD		83
ENERGEN CORP		266
ENTERGY CORP		695
ENVISION HEALTHCARE CORP		196

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2017

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
EPR PPTYS		196
EQT CORP		548
ERIE INDTY CO CL A		39
EVEREST RE GROUP		425
EVERSOURCE ENERGY		953
EXPEDITORS INTL WASH INC		161
EXTENDED STAY AMER INC		75
EXTRACTION OIL & GAS INC		82
F N B CORP PA		211
FEDT INVESTORS INC CL B		117
FIDELITY NATL FINL INC		486
FIDELITY NATL INFORMATION SVCS INC		630
FIREEYE INC		123
FIRST AMERN FINL CORP		287
FIRST HAWAIIAN INC		75
FIRST REP BK SAN FRANCISCO CALIF		131
FIRST SOLAR INC		260
FIRSTENERGY CORP		644
FLIR SYS INC		142
FLOWERS FOODS INC		160
FLOWSERVE CORP		262
FLUOR CORP		344
FOOT LOCKER INC		255
FORTIVE CORP		101
FORTUNE BRANDS HOME & SEC INC		34
FREEPORT-MCMORAN INC		975
GALLAGHER ARTHUR J & CO		168
GAMESTOP CORP		86
GAP INC		363
GARMIN LTD		339
GCI LIBERTY		206
GENESEE & WYO INC CL A		228
GENTEX CORP		100
GENUINE PARTS CO		406
GOODYEAR TIRE & RUBBER CO		378
GRAHAM HLDGS CO		112
GRAINGER W W INC		34
GRAPHIC PACKAGING HLDG CO		68
GREAT PLAINS ENERGY INC		328
GUIDEWIRE SOFTWARE INC		160
GULFPORT ENERGY CORP		88
HAIN CELESTIAL GROUP INC		206
HANOVER INS GROUP INC		216
HARLEY DAVIDSON		109
HARRIS CORP		596
HARTFORD FINL SVCS GROUP INC		948
HASBRO INC		120
HAWAIIAN ELEC INDS INC		184
HELMERICH & PAYNE INC		326
HERSHEY COMPANY		75
HESS CORP		639
HEXCEL CORP		86
HILL-ROM HLDGS INC		18
HILTON WORLDWIDE HLDGS INC		100

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2017

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
HOLLYFRONTIER CORP COM		429
HOLOGIC INC COM		244
HORMEL FOODS CORP COM		467
HOWARD HUGHES CORP COM STOCK		212
HUBBELL INC COM		127
HUNTINGTON BANCSHARES INC COM		747
HUNTINGTON INGALLS INDS INC COM		84
HUNTSMAN CORP COM STK		165
HYATT HOTELS CORP COM CL A COM CL A		161
IDEX CORP COM		32
IHS MARKIT LTD COM		353
INGERSOLL-RAND PLC COM STK		526
INGREDION INC COM		472
INTERACTIVE BROKERS GROUP INC CL COM		196
INTERNATIONAL GAME TECHNOLOGY COMMON STOCK		137
INTERPUBLIC GROUP COMPANIES INC COM		59
INTL PAPER CO COM		104
INTREXON CORP COM		8
INVESCO LTD		595
IQVIA HLDGS INC		255
ITT INC COM		223
JABIL INC		214
JACOBS ENGR GROUP INC COM		372
JETBLUE AWYS CORP COM		340
JONES LANG LASALLE INC COM STK		319
JUNIPER NETWORKS INC COM		504
JUNO THERAPEUTICS INC		148
KELLOGG CO		61
KEYCORP NEW COM		1,025
KEYSIGHT TECHNOLOGIES INC COM		363
KIRBY CORP COM		171
KOHLS CORP COM		431
KOSMOS ENERGY LTD		74
KS CY SOUTHN		515
L BRANDS INC COM		578
L3 TECHNOLOGIES INC COM		730
LAB CORP AMER HLDGS COM NEW		774
LAMAR ADVERTISING CO		31
LAMB WESTON HLDGS INC		302
LEAR CORP COM NEW COM NEW		96
LEGG MASON INC COM		125
LEGGETT & PLATT INC COM		59
LEIDOS HLDGS INC COM		434
LENNAR CORP		215
LENNAR CORP CL A		596
LENNAR CORP CL B		34
LENNOX INTL INC COM		28
LEUCADIA NATL CORP COM		311
LIBERTY BROADBAND CORP COM SER A		104
LIBERTY BROADBAND CORP COM SER C		419
LIBERTY EXPEDIA HLDGS INC SER A COM		94
LIBERTY MEDIA CORP SER A		168
LIBERTY MEDIA CORP DEL COM SER A FORMULA		39
LIBERTY MEDIA CORP DEL COM SER C		335

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2017

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
LIBERTY MEDIA CORPORATION SER C FORMULA		302
LIFEPOINT HEALTH INC		70
LINCOLN NATL CORP COM		798
LIONS GATE ENTMT CORP CL B NON VTG		54
LIONS GATE ENTMT CORP VOTING SHARES CL A		29
LKQ CORP COM LKQ CORP		506
LOEWS CORP COM		659
LOGMEIN INC COM		106
M & T BK CORP COM		1,149
MACQUARIE INFRASTRUCTURE CORP		243
MACYS INC COM STK		363
MADISON SQUARE GARDEN CO NEW CL A CL A		170
MALLINCKRODT PLC COMMON STOCK		101
MANPOWERGROUP INC		399
MARATHON OIL CORP COM		684
MARATHON PETE CORP COM		1,518
MARKEL CORP HOLDING CO COM		738
MARTIN MARIETTA MATLS INC COM		63
MARVELL TECH GROUP		405
MASCO CORP COM		230
MATTEL INC COM		204
MDU RES GROUP INC COM		249
MEDNAX INC COM		230
MERCURY GEN CORP NEW COM		69
MGM RESORTS INTERNATIONAL COM		733
MICHAEL KORS HOLDINGS LTD COM NPV		399
MICHAELS COS INC COM		28
MICROSEMI CORP COM		54
MLP LAZARD LTD CL A		28
MOHAWK INDS INC COM		761
MOLSON COORS BREWING COM CL B		674
MORNINGSTAR INC COM STK		6
MOSAIC CO/THE		426
MOTOROLA SOLUTIONS INC		633
MSC INDL DIRECT INC CL A COM		116
MURPHY OIL CORP COM		240
MURPHY USA INC COM		123
MYLAN NV		1,071
NABORS INDUSTRIES		91
NASDAQ INC		415
NATIONAL INSTRS CORP COM		46
NATIONAL OILWELL VARCO COM STK		648
NATL FUEL GAS CO COM		208
NAVIENT CORP COM		164
NETAPP INC COM STK		104
NEW YORK CMNTY BANCORP INC COM		295
NEWELL BRANDS INC COM		714
NEWMARKET CORP COM		10
NEWMONT MINING CORP NEW COM		953
NEWS CORP COM CL A		294
NEWS CORP COM CL B		96
NIELSEN HOLDINGS PLC COMSTK		619
NISOURCE INC COM		410
NOBLE ENERGY INC COM		667

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2017

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
*NORTHERN TRUST CORP COM		988
NORWEGIAN CRUISE LINE HLDGS LTD		467
NRG ENERGY INC COM NEW		326
NU SKIN ENTERPRISES INC CL A CL A		123
NUANCE COMMUNICATIONS INC COM		223
NUCOR CORP COM		962
OCEANEERING INTL INC COM		100
OGE ENERGY CORP COM		310
OLD DOMINION FGHT LINE INC COM		145
OLD REP INTL CORP COM		248
OLIN CORP COM		279
ON SEMICONDUCTOR CORP COM		23
ONEMAIN HLDGS INC COM		78
OPKO HEALTH INC COM STK		69
ORBITAL ATK INC COM		359
OSHKOSH CORPORATION		322
OWENS CORNING NEW COM STK		482
OWENS ILL INC COM NEW		37
PACCAR INC COM		1,157
PACWEST BANCORP DEL COM		303
PARKER-HANNIFIN CORP COM		170
PARSLEY ENERGY INC CL A CL A		111
PATTERSON COS INC COM		125
PATTERSON-UTI ENERGY INC COM		227
PBF ENERGY INC CL A CL A		182
PENSKE AUTOMOTIVE GROUP INC COM STK		81
PENTAIR PLC COM STK		553
PEOPLES UTD FINL INC COM		305
PERKINELMER INC COM		309
PERRIGO COMPANY LIMITED		544
PILGRIMS PRIDE CORP		9
PINNACLE FINL PARTNERS INC COM		153
PINNACLE FOODS INC DEL COM		332
PINNACLE W. CAP CORP COM		450
PITNEY BOWES INC COM		100
PLATFORM SPECIALTY PRODS CORP		57
POPULAR INC COM		168
POST HLDGS INC COM STK		246
PPL CORP COM		1,007
PREMIER INC CL A CL A		55
PRINCIPAL FINL GROUP INC COM STK		894
PROASSURANCE CORP COM		140
PROSPERITY BANCSHARES INC COM		220
PUB SERVICE ENTERPRISE GROUP INC COM		1,236
PULTE GROUP INC		309
PVH CORP		507
QEP RES INC COM STK		110
QIAGEN NV		222
QORVO INC COM		192
QUANTA SVCS INC COM		205
QUEST DIAGNOSTICS INC COM		640
QURATE		198
RALPH LAUREN CORP CL A CL A		271
RANGE RES CORP COM		186

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2017

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
RAYMOND JAMES FNCL INC COM STK		404
REALOGY HLDGS CORP COM		168
REGAL BELOIT CORP COM		160
REGAL ENTMT GROUP		92
REGIONS FINL CORP NEW COM		952
REINSURANCE GROUP AMER INC COM NEW STK		473
RELIANCE STL & ALUM CO COM		289
RENAISSANCE RE HLDGS LTD COM		223
REPUBLIC SVCS INC COM		739
RITE AID CORP COM		53
ROPER TECHNOLOGIES, INC		67
ROYAL CARIBBEAN CRUISES COM STK		973
ROYAL GOLD INC		160
RPC INC COM		6
RPM INTL INC		27
RSP PERMIAN INC COM		127
RYDER SYS INC COM		209
SABRE CORP COM		45
SALLY BEAUTY HLDGS INC COM STK		76
SANTANDER CONSUMER USA HLDGS INC COM		132
SCANA CORP NEW COM		247
SCOTTS MIRACLE-GRO CLASS’A’COM NPV		15
SCRIPPS NETWORKS		154
SEABOARD CORP DEL COM		53
SEALED AIR CORP NEW COM STK		204
SEMPRA ENERGY INC COM STK		1,275
SENSATA TECHNOLOGIES		202
SIGNATURE BK NY N Y COM		146
SIGNET JEWELERS LTD		162
SIRIUS XM HLDGS INC COM		19
SKECHERS U S A INC CL A		135
SLM CORP COM		231
SM ENERGY CO COM		117
SMUCKER J M CO COM NEW		649
SNAP-ON INC COM		406
SONOCO PROD CO COM		248
SOUTHN COPPER CORP DEL COM		20
SOUTHWESTERN ENERGY CO COM		135
SPIRIT AEROSYSTEMS HLDGS INC CL A		479
SPIRIT AIRLS INC COM		146
SS&C TECHNOLOGIES HLDGS INC COM		28
STANLEY BLACK & DECKER INC COM		1,107
STEEL DYNAMICS INC COM		406
STERICYCLE INC COM		265
STERIS PLC NEW STERIS LTD COMSTK		345
SUN TR BANKS INC COM		1,461
SVB FINANCIAL GROUP COMMON STOCK		152
SWITCH INC CL A CL A		8
SYNCHRONY FINL COM		1,437
SYNOPSYS INC COM		557
SYNOVUS FINL CORP COM NEW COM NEW		268
T ROWE PRICE GROUP INC		992
TAHOE RES INC COM		71
TAPESTRY INC		496

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2017

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
TARGA RES CORP COM		485
TCF FNCL CORP COM		152
TD AMERITRADE HLDG CORP COM STK		69
TEGNA INC COM		145
TELEDYNE TECHNOLOGIES INC COM		300
TELEFLEX INC COM		444
TELEPHONE & DATA SYS INC COM STK		129
TEMPUR SEALY INTL INC		86
TERADATA CORP DEL COM STK		220
TERADYNE INC COM		27
TEREX CORP NEW COM		177
TEXTRON INC COM		713
TFS FINL CORP COM STK		38
TIFFANY & CO COM		534
TIMKEN CO COM		163
TOLL BROS INC COM		179
TORCHMARK CORP COM		500
TRANSOCEAN LTD		199
TREEHOUSE FOODS INC COM		92
TRIBUNE MEDIA COMPANY CLASS A COMMON STOCK		160
TRIMBLE INC COM TRIMBLE INC		102
TRINITY IND INC COM		267
TRIPADVISOR INC		93
TWITTER INC COM		712
TYSON FOODS INC CL A COM (DELAWARE)		1,072
U.S. CELLULAR CORP COM		26
UGI CORP NEW COM		384
UNDER ARMOR INC CL A		34
UNDER ARMOUR INC CL C COM		32
UNITED CONTL HLDGS INC COM STK		861
UNITED STS STL CORP NEW COM		291
UNITED THERAPEUTICS CORP DEL COM STK		300
UNUM GROUP		587
UNVL HEALTH SERVICES INC CL B COM		461
URBAN OUTFITTERS INC COM		135
US FOODS HLDG CORP COM		308
USG CORP COM NEW		155
V F CORP COM		294
VALIDUS HOLDING LTD		170
VALMONT INDS INC COM		172
VALVOLINE INC COM		244
VECTREN CORP COM		255
VERSUM MATLS LLC COM		178
VIACOM INC NEW CL A		17
VIACOM INC NEW CL B		512
VISTRA ENERGY CORP COM		211
VOYA FINL INC COM		396
VULCAN MATERIALS CO COM		55
WABTEC CORP COM		225
WEATHERFORD INTERNATIONAL LTD		176
WEBSTER FNCL CORP WATERBURY CONN COM		244
WEC ENERGY GROUP INC COM		997
WELLCARE HLTH PLANS INC COM		32
WESCO INTL INC COM		151

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2017

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Common stock - continued
WESTAR ENERGY INC COM		354
WESTERN ALLIANCE BANCORPORATION COM		114
WESTLAKE CHEM CORP COM STK		90
WESTN DIGITAL CORP COM		958
WESTROCK CO COM		753
WEX INC COM		53
WHIRLPOOL CORP COM		517
WHITE MOUNTAINS INSURANCE GROUP		144
WHITING PETE CORP		114
WILEY JOHN & SONS INC CL A		140
WILLIAMS CO INC COM		1,023
WILLIAMS SONOMA INC COM		167
WILLIS TOWERS WATSON PLC		906
WORLD FUEL SERVICE		88
WPX ENERGY INC COM SHS		264
XCEL ENERGY INC COM		1,162
XEROX CORP COM NEW COM NEW		316
XILINX INC COM		43
XL GROUP LTD XL GROUP LTD COM NPV		285
XPO LOGISTICS INC COM		136
XYLEM INC COM		279
YUM CHINA HLDGS INC COM		96
ZILLOW GROUP INC		33
ZILLOW GROUP INC CLASS C		66
ZIMMER BIOMET HLDGS INC COM		1,157
ZIONS BANCORP COM		477
ZYNGA INC		146
Total Common stock		3,643,267

Mutual funds
AMERICAN FUNDS EUROPACIFIC GROWTH FUND		331,708
AMERICAN FUNDS GROWTH FUND OF AMERICA		630,087
AMERICAN FUNDS INVESTMENT COMPANY OF AMERICA		282,309
AMERICAN FUNDS WASHINGTON MUTUAL INVESTORS FUND		187,592
PIMCO ALL ASSET FUND		93,139
Total Mutual funds		1,524,835

REITs
ALEXANDRIA REAL ESTATE EQUITIES INC COM		586
AMERICAN CAMPUS CMNTYS INC COM		264
AMERICAN HOMES 4 RENT COMMON STOCK		248
ANNALY CAP MGMT INC COM		643
APARTMENT INVT & MGMT CO CL A		322
AVALONBAY CMNTYS REIT		1,167
BRANDYWINE RLTY TR SH BEN INT NEW REIT		149
BRIXMOR PPTY GROUP INC COM		268
BSTN PPTYS INC		810
CAMDEN PPTY TR SH BEN INT		396
CHIMERA INVT CORP COM NEW COM NEW		166
CORECIVIC INC COM		127
CORP OFFICE PPTYS TR COM		138
CUBESMART		81
CYRUSONE INC COM		32
DCT INDL TR INC		260

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2017

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

REITs - continued
DDR CORP COM		133
DIGITAL RLTY TR INC COM		261
DOUGLAS EMMETT INC COM REIT		59
DUKE RLTY CORP COM NEW REIT		458
EMPIRE ST RLTY TR INC CL A CL A		126
EQUITY COMMONWEALTH		176
ESSEX PPTY TR REIT		750
EXTRA SPACE STORAGE INC COM		78
FEDERAL RLTY INVT TR SH BEN INT NEW SH BEN INT NEW		279
FOREST CITY RLTY TR INC COM CL A COM CL A		287
GAMING & LEISURE PPTYS INC COM		237
GGP INC COGGP INC		685
HCP INC COM REIT		579
HEALTHCARE TR AMER INC CL A NEW CL A NEW		288
HIGHWOODS PPTYS INC COM		246
HOSPITALITY PPTYS TR		230
HOST HOTELS & RESORTS INC REIT		689
HUDSON PACIFIC PROPERTIES INC COM		228
INVITATION HOMES INC COM		327
IRON MTN INC NEW COM		63
JBG SMITH PROPERTIES		143
KILROY RLTY CORP COM		340
KIMCO RLTY CORP COM		354
LIBERTY PPTY TR SH BEN INT		298
LIFE STORAGE INC COM		192
MACERICH CO REIT		425
MEDICAL PPTYS TR INC COM REIT		237
MFA FINL INC		150
MID-AMER APT CMNTYS INC COM		539
NATIONAL RETAIL PPTYS INC COM STK		309
NEW RESIDENTIAL INVT CORP COM NEW COM NEW		261
OMEGA HEALTHCARE INVS INC REIT		253
OUTFRONT MEDIA INC COM		132
PARAMOUNT GROUP INC COM		153
PARK HOTELS & RESORTS INC COM		196
PIEDMONT OFFICE REALTY TRU-A		133
PROLOGIS INC COM		1,615
RAYONIER INC REIT		194
REALTY INCOME CORP COM		761
REGENCY CTRS CORP COM		488
RETAIL PPTYS AMER INC CL A		146
SENIOR HSG PPTYS TR SH BEN INT SH BEN INT		215
SL GREEN RLTY CORP COM STK		461
SPIRIT RLTY CAP INC NEW COM		184
STARWOOD PROPERTY TRUST INC COM REIT		260
STORE CAPITAL CORPORATION		211
SUN COMMUNITIES INC COM		337
TANGER FACTORY OUTLET CTRS INC COM		109
TAUBMAN CTRS INC COM		93
TWO HARBORS INVESMENT CORP		135
UDR INC COM STK		484
UNITI GROUP INC COM		141
VENTAS INC REIT		1,011
VEREIT INC		360

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2017

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

REITs - continued
VORNADO RLTY TR COM		636
W P CAREY INC COM		343
WEINGARTEN RLTY INVS COM		188
WELLTOWER INC COM REIT		1,110
WEYERHAEUSER CO COM		1,250
Total REITs		26,683

Collective trust funds
BLACKROCK INTERNATIONAL MULTI CAP EQUITY FUND		85,242
GW&K SMALL-MID CAP CORE EQUITY FUND		91,371
*NORTHERN TRUST COLLECTIVE WORLD ex-U.S. INDEX FUND		92,851
*NORTHERN TRUST COLLECTIVE ACWI ex-U.S. INDEX FUND		7,381
PIMCO TOTAL RETURN COLLECTIVE TRUST FUND		170,287
SSGA RUSSELL SMALL/MID CAP INDEX FUND CLASS K		338,666
SSGA S&P 500 INDEX FUND CLASS K		528,807
SSGA U.S. BOND INDEX FUND CLASS K		27,772
SSGA TARGET RETIREMENT 2015		41,482
SSGA TARGET RETIREMENT 2020		159,187
SSGA TARGET RETIREMENT 2025		165,521
SSGA TARGET RETIREMENT 2030		143,397
SSGA TARGET RETIREMENT 2035		106,451
SSGA TARGET RETIREMENT 2040		71,417
SSGA TARGET RETIREMENT 2045		49,723
SSGA TARGET RETIREMENT 2050		22,321
SSGA TARGET RETIREMENT 2055		7,798
SSGA TARGET RETIREMENT 2060		2,276
SSGA TARGET RETIREMENT INCOME		34,313
*NORTHERN TRUST COLLECTIVE SHORT TERM INVESTMENT FUND		9,068
Total Collective trust funds		2,155,331

Futures contracts
EQUITY FUTURES OFFSET - LONG		(3,600)
FUT MAR 18 EMINI S&P 500		937
FUT MAR 18 IMM EMINI MDCP		2,663
Total Futures contracts		—

Corporate debt
ACTAVIS FDG SCS FLTG RT 2.62878% DUE 03-12-2018		2,804
ACTAVIS FDG SCS GTD NT FLTG RATE DUE 03-12-2020		1,420
AERCAP IRELAND CAP 4.625% DUE 10-30-2020		1,153
AT&T INC FLTG RATE 02-14-2023		1,209
AT&T INC FLTG RT 2.67152% DUE 07-15-2021		2,737
ATHENE GLOBAL FUNDING 144A FRN 07-01-2022		5,481
BAT CAPITAL CORP 144A FRN 08-15-2022		4,048
CALIFORNIA ST FLTG RT 04-01-2047 BEO TAXABLE		2,624
CITIGROUP INC FLTG RT 3.06246% DUE 10-26-2020		4,185
CNOOC FIN 2013 LTD 1.75% DUE 05-09-2018		1,297
CNPC GENERAL CAPITAL REGS CORP BD 2.75 DUE 05-14-2019		401
DAIMLER FIN NORTH AMER LLC NT FLTG 144A DUE 10-30-2019 BEO		5,024
DBS GROUP HLDGS 2.246% DUE 07-16-2019		996
DBS GROUP HLDGS FLTG RT .7336% DUE 07-16-2019		901
ENBRIDGE ENERGY PARTNERS L P DISC COML PAPER 4/2 YRS 3&4 01-19-2018		200
EXPORT-IMP BK INDI 3.875% SNR MTN 02/10/19 USD		1,021
EXPORT-IMP BK INDI FRN SNR MTN 08/22		1,508

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2017

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Corporate debt - continued
FORD MTR CR CO DISC COML PAPER 4/2 YRS 3&4 10-04-2018		2,459
GENERAL MOTORS FINL CO 2.4% DUE 04-10-2018 BEO		501
GENERAL MOTORS FINL CO FRN 04-10-2018		3,006
GENERAL MTRS FINL CO INC SR NT FLTG RATEDUE 01-15-2020 REG		2,347
GOLDMAN SACHS FLTG RT 3.00875% DUE 11-15-2021		2,029
HSBC HLDGS PLC FLTG RT 3.60363% DUE 05-25-2021		2,491
HSBC USA INC NEW FLTG RT 2.43% DUE 11-13-2019		1,207
ICICI BK HONG KONG 5.75% 16/11/2020 USD REGS		2,149
INTL LEASE FIN 3.875% DUE 04-15-2018		1,909
JAPAN BK INTL COOPERATION GTD BD FLTG ADJ RT 11-13-2018 REG		1,703
JAPAN BK INTL COOPERATION GTD FLTG 02-24-2020		1,409
JAPAN BK INTL COOPERATION JAPAN BANK COOP ADJ RT 07-21-2020 REG		1,706
JAPAN FIN ORG MU 2.5% SNR MTN 12/09/2018USD		3,004
JAPAN FIN ORG MUN 2.125% DUE 06/03/2019		1,999
KOREA DEV BK NT 1.5% DUE 01-22-2018 REG		3,498
KRAFT HEINZ FOODS CO GTD SR NT FLTG DUE 08-10-2022 REG		1,715
MITSUBISHI UFJ FINL GROUP INC SR NT FLTGRATE DUE 07-25-2022 REG		1,004
MIZUHO FINL GROUP FLTG RT 3.81903% DUE 04-12-2021		2,255
MIZUHO FINL GROUP INC SR NT FLTG RATE DUE 09-11-2022 REG		2,517
MORGAN STANLEY FLTG 07-22-2022		907
PETROLEOS FLTG RT 3.75408% DUE 07-18-2018		1,006
PIONEER NAT RES CO 6.875% DUE 05-01-2018		518
PUBLIC FIN AUTH WIS HEALTHCARE FACS REV 2.625% 11-01-2019 BEO TAXABLE		1,978
PVTPL APIDOS CLO XVI/APIDOS CLO XVI LLC SER 13-16A CL A1R FRN 01-19-2025		3,005
PVTPL BLACK DIAMOND CLO 2013-1 LTD/BLACK DIA VAR 144A 02-06-2026 BEO		4,007
PVTPL BLUEMOUNTAIN CLO II LTD SER 13-3A CLS AR FLTG RT 10-29-2025 BEO		2,000
PVTPL BX TR SER 2017-APPL CL A FLTG 07-15-2034		4,005
PVTPL CENT CLO 19 LTD / CENT CLO 19 CORPSR SECD NT CL A-1A 144A 10-29-2025		2,003
PVTPL CMO MOTEL 6 TR 2017-MTL6 COML MTG PASSTHRU CTF CL A FLTG RT 08-15-2034		3,979
PVTPL CMO WELLS FARGO COML MTG TR SER 2017-HSDB CL A VAR RT 12-13-2023		1,503
PVTPL IMPERIAL TOB FIN PLC 2.05 DUE 02-11-2018		2,000
PVTPL IMPERIAL TOB FIN PLC 2.95% DUE 07-21-2020 BEO		1,514
PVTPL JACKSON NATL LIFE GLOBAL TRANCHE # SR 00407 FLTG DUE 12-27-2018		10,400
PVTPL JAMESTOWN CLO LTD SER 14-4A CL A1BR VAR 07-15-2026		2,501
PVTPL KOREA EXCHANGE BK NT 144A 2.5% DUE06-12-2019 BEO		996
PVTPL LEASEPLAN CORP N V 2.5 DUE 05-16-2018 REG		500
PVTPL LEASEPLAN CORP N V 2.875% 01-22-2019 REG		4,803
PVTPL MACQUARIE BK LTD FLTG DUE 07-29-2020		5,901
PVTPL MP CLO VII LTD SER 15-1A CL A-1-R FLTG RT DUE 04-18-2027		2,500
PVTPL NAVIENT PRIVATE ED LN TR 2015-C NTCL A FLTG 144A VAR RT DUE 01-16-2035 BEO		1,290
PVTPL NAVIENT STUDENT LN TR 2016-5 NT CLA FLTG 144A VAR RT DUE 06-25-2065 BEO		1,197
PVTPL OCTAGON INVT PARTNERS XVII LTD/OCTAGON SR SECD NT CL A-1-R FLTG		1,502
PVTPL SOCIAL PROFESSIONAL LOAN PROGRAM LL VAR RT DUE 10-25-2036 BEO		1,542
PVTPL Z CAP CR PARTNERS CLO SER 15-1A CL A1R FLTGT RT 07-16-2027		4,000
PVTPLTRALEE CLO III LTD SER 2014-3A CL A-R FLTG 10-20-2027		2,001
QNB FINANCE LTD 2.125% GTD SNR 14/02/18 USD		1,699
ROYAL BK SCOTLAND FLTG RT 3.30875% DUE 05-15-2023		2,730
SANTANDER UK PLC 2% DUE 08-24-2018		970
SANTANDER UK PLC 3.05% DUE 08-23-2018		1,510
SEMPRA ENERGY NT FLTG RATE DUE 03-15-2021 REG		2,003
SOUTHERN PWR CO DUE 12-20-2020/12-20-2019 BEO		601
STATE BANK INDIA 3.25 DUEE 04-18-2018		802
SUMITOMO MITSUI FINL GRP FLTG RT DUE 07-12-2022 BEO		5,416
SUMITOMO MITSUI FINL GRP FLTG RT DUE 10-18-2022 BEO		4,402

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2017

(Dollars in thousands)

Identity of party involved/		Current
Description of asset/ Rate/ Maturity	Cost (a)	value

Corporate debt - continued
TELECOM ITALIA CAP 6.999% DUE 06-04-2018		407
TIME WARNER CABLE 6.75% DUE 07-01-2018		3,578
UBS AG 4.75% 22/05/2023		807
UBS GROUP FDG SWITZ AG NT FLTG 144A DUE 08-15-2023/08-15-2022 BEO		5,021
WELLS FARGO & CO FLTG RT 2.7405% DUE 02-11-2022		5,062
ZIMMER BIOMET 2% DUE 04-01-2018		1,501
Total Corporate debt		179,984

Government debt
GNMA 2016-H17 MTG PASS THRU CTF CL MX FC08-20-2066		965
GNMA 2016-H20 REMIC PASSTHRU CTF CL MX-PT 09-20-2066		2,121
TSY INFL IX N/B US GVT NATIONAL 0.125%04-15-2022		7,352
UNITED STATES OF AMER TREAS NOTES 0.125% 04-15-2021		13,266
UNITED STATES OF AMER TREAS NOTES 0.125% INFL IDX 04-15-2020		9,776
UNITED STATES TREASURY BILLS 0% T-BILL 02-01-2018		275
Total Government debt		33,755

Certificate of deposit
BARCLAYS BK PLC NEW YORK BRH INSTL CTF DEP 00027 DTD 08-28-2017 1.94% 09-04-2018		3,000
BARCLAYS BK PLC NEW YORK BRH INSTL CTF DEP 06-16-2017 FLTG 03-16-2018		3,003
CORPBANCA N Y BRH INSTL DTD 12-11-2017 2.57% 01-11-2019		1,298
Total Certificate of deposit		7,301

Private 40-Act mutual funds
PIMCO Short-Term Floating NAV Portfolio II		277,181
PIMCO Short-Term Portfolio		47,363
Total Private 40-Act mutual funds		324,544

*Loans to participants, 3.00% to 9.25%		58,442

		$7,954,142

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBOTT LABORATORIES STOCK RETIREMENT PLAN (PUERTO RICO)

DECEMBER 31, 2017 and 2016

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the

3

amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2014.

Chicago, Illinois

June 22, 2018

4

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2017 and 2016

(Dollars in thousands)

	2017	2016
Assets
Cash	$123	$30
Investments, at fair value	131,225	117,058
Notes receivable from participants	2,384	6,246
Due from brokers	—	14
Accrued interest income	10	16

Total assets	133,742	123,364

Liabilities
Cash overdraft	—	226
Accrued investment expenses	2	2
Due to brokers	—	97

Total liabilities	2	325

NET ASSETS AVAILABLE FOR BENEFITS	$133,740	$123,039

The accompanying notes are an integral part of these statements.

5

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2017

(Dollars in thousands)

Additions
Contributions
Employer	$1,388
Participant	2,549

Total contributions	3,937

Investment income
Net appreciation in fair value of investments	32,501
Interest and dividends	3,114

Net investment income	35,615

Interest income on notes receivable from participants	118

Total additions	39,670

Deductions
Benefits paid to participants	28,954
Other expenses	15

Total deductions	28,969

NET INCREASE	10,701

Net assets available for benefits
Beginning of year	123,039

End of year	$133,740

The accompanying notes are an integral part of these statements.

6

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 2013 in conjunction with Abbott Laboratories (“Abbott”) separating into two publicly traded companies — Abbott and AbbVie Inc. (“AbbVie”).  The Plan covers employees of Abbott’s selected subsidiaries and affiliates in Puerto Rico (the “Company”).  The employees of the Company had previously participated in the former Abbott Laboratories Stock Retirement Plan (Puerto Rico), which, effective January 1, 2013 was renamed AbbVie Puerto Rico Savings Plan (the “Former Plan”) and sponsorship was assumed by an affiliate of AbbVie.

The Plan is a profit sharing plan containing a cash or deferred arrangement intended to qualify for favorable tax treatment under sections 1081.01 (a) and (d) of the Puerto Rico Internal Revenue Code of 2011, as amended.  In addition, the Plan provides an arrangement by which employees may invest in Abbott shares.  Employees of the Company may, after meeting certain employment requirements, voluntarily participate in the Plan.

The Plan’s sponsor is Abbott Healthcare (Puerto Rico) Ltd.  Aon Hewitt served as the Plan’s record keeper until its parent company, Aon plc, completed the sale of its benefits administration business to Blackstone Group LP during 2017.  The business now operates as Alight Solutions and continues to serve as the record keeper of the Plan.  The Northern Trust Company (“Custodian”) and Banco Popular de Puerto Rico (“Trustee”) serve as the Plan’s custodian and trustee, respectively.  The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In January 2017, Abbott completed the acquisition of St. Jude Medical, Inc., a global medical device manufacturer.  During 2017, employees of St. Jude Medical, LLC (the surviving entity in the acquisition) and its subsidiaries in Puerto Rico were eligible to participate in a separate plan, not the Plan.

In February 2017, Abbott completed the sale of Abbott Medical Optics (“AMO”), its vision care business.  After the sale, AMO employees in Puerto Rico were no longer eligible to make contributions to the Plan and were given the choice to keep their account balance in the Plan, including continuing to repay outstanding loans, roll over their account to a personal rollover account or another qualified plan, or take a distribution subject to any applicable taxes and penalties.

7

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting

Contributions to the Plan are paid to a trust. The trust is administered by the Trustee.  An investment committee (the “Committee”) may direct the Trustee to establish investment options of the Committee’s choosing.

Employees are eligible to commence participation in the Plan on any entry date following their date of hire.  Except for employees described later in the paragraph, eligible employees electing to participate may contribute from 2% to 25% of their eligible earnings, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings or after-tax earnings, or both.  Beginning March 2017, newly hired employees in certain specified Abbott divisions and business units participate in the Plan under a different structure (“Abbott Green” employees).  Under the Abbott Green structure, participants may defer up to 50% of eligible earnings as pre-tax contributions.

Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions.  Participants’ pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011, as amended.  Participants may elect to invest their contributions in any or all of the investment options, except for investment options closed to new contributions.

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings.  The amount of the employer contribution is determined by the Board of Directors of Abbott.  Excluding the Abbott Green employees, the employer contribution for the year ended December 31, 2017, was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan.  Effective with the first pay period ending after March 1, 2017, for Abbott Green employees who complete at least six months of eligibility service, employer matching contributions are made at the rate of 100% up to a 3% deferral of eligible earnings.  A true-up employer matching contribution is made for eligible participants as of the end of the year if necessary to reach a full 1-3% employer matching contribution, as applicable.  Employer contributions are invested each pay period according to the participant’s investment elections.

8

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

In connection with the January 1, 2013 separation of Abbott into two publicly traded companies, Abbott shareholders received as a tax-free distribution of one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Plan participants may continue to hold the AbbVie stock they received from the distribution that transferred from the Former Plan into their Plan accounts; however, they may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan.  AbbVie dividends are invested in the Plan’s default investment option.

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule for participants excluding Abbott Green participants:

Vesting
Service	percentage

Less than two years	0%
Two years or more	100%

The Abbott Green matching contributions vest 20% each year, until full vesting at five years (with accelerated vesting if the participant dies, attains age 65, or becomes disabled).

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  In 2017, no forfeitures were used to reduce employer contributions.  Forfeitures totaling approximately $103,000 and $36,000 were available at the end of 2017 and 2016, respectively.

Distributions and In-Service Withdrawals

Following retirement, termination or death, participants or their beneficiaries may elect to receive a distribution in installments, a single lump sum or a partial lump sum.  Participants may elect a direct rollover of their accounts.  Distribution must be made by the 1st of April following the year the participant reaches age 70 ½ or, if earlier, the 31st of December following the year in which the participant dies.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.

9

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions and In-Service Withdrawals - Continued

Prior to termination, participants are permitted to withdraw their after-tax contributions (after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years) and rollover contributions (including merged-in plan rollover accounts) and, after age 59 ½, may also withdraw pretax contributions.  Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, are subject to certain limitations.

Notes Receivable from Participants

Participants may convert their vested account balances to one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their vested accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is generally made through periodic payroll deductions or by sending in a payment, but a loan may be repaid in a lump sum at any time.  Post-termination loan repayments are permitted.  For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

10

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation

Plan management uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per share or unit multiplied by the number of shares or units held.

Collective trust funds - Valued at the NAV provided by the administrator of the fund.  The NAV is used as a practical expedient to estimate fair value.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  Redemption is permitted daily.

The following tables summarize the basis used to measure investments at fair value at December 31, 2017 and 2016 (dollars in thousands):

	Basis of Fair Value Measurement
2017	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total

Common stock	$66,811	$—	$—	$—	$66,811
Mutual funds	32,288	—	—	—	32,288
Collective trust funds	—	—	—	32,126	32,126
Total investments at fair value	$99,099	$—	$—	$32,126	$131,225

	Basis of Fair Value Measurement
2016	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total

Common stock	$56,787	$—	$—	$—	$56,787
Mutual funds	32,724	—	—	—	32,724
Collective trust funds	—	—	—	27,547	27,547
Total investments at fair value	$89,511	$—	$—	$27,547	$117,058

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2017 or 2016.

11

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan processing and commissions on purchases and sales of Abbott shares and sales of AbbVie shares.  Investment fees for mutual funds, collective trusts, and money market funds are charged against the net assets of the respective fund.  The Company pays other record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2017 and 2016 is presented below:

	2017	2016

Abbott common shares, 661,662 and 863,060 shares, respectively (dollars in thousands)	$37,761	$33,150
Market value per share	$57.07	$38.41

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

12

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

A significant portion of the Plan’s assets is invested in Abbott common shares.

Participants pay fees to the recordkeeper for loan transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock.  These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee.  All participants’ account balances would become fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the trust, as determined by the terms of the Plan, would be made to each participant.  At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The Plan received a letter dated April 19, 2016 from the Department of the Treasury of the Commonwealth of Puerto Rico that the Plan, as written, qualifies under Section 1081.01(a) of the Puerto Rico Internal Revenue Code of 2011, as amended and, consequently, its enabling trust is exempt from local income tax.  The Plan has been amended since receiving the letter.  The Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable Puerto Rico Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

13

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2017 and 2016

NOTE G — SUBSQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2017 through the date these financial statements were issued.  Other than described below, there were no subsequent events that require recognition or additional disclosure in these financial statements.

In January 2018, certain Plan provisions affecting Abbott Green employees changed.  Specifically, effective for the first payroll period ending on or after January 1, 2018, Abbott Green employees may defer up to 25% of eligible earnings as pre-tax contributions, after-tax contributions, or a combination of both, and both the six-month eligibility requirement for matching contributions, and the year-end true-up matching contribution were eliminated.  On or after January 1, 2018, Abbott Green employees fully vest in employer contributions at two years of service (with accelerated vesting if the participant dies, attains age 65, or becomes disabled).

Additionally, St. Jude Medical LLC employees in Puerto Rico became eligible to participate in the Plan as Abbott Green employees effective for the first payroll period ending on or after January 1, 2018.

Effective upon the close of business on February 22, 2018, the St. Jude Medical Puerto Rico LLC Retirement Plan merged with and into the Plan.  Assets totaling approximately $15.4 million transferred into the Plan.

14

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

(Dollars in thousands)

Identity of party involved/		Current
description of asset	Cost (a)	value

Common stock - employer securities
*Abbott Laboratories		$37,761

Common stock
AbbVie Inc., common stock		29,050
Total Common stock		66,811

Mutual funds
American Funds EuroPacific Growth Fund		4,673
American Funds The Growth Fund of America		8,710
American Funds The Investment Company of America Fund		5,502
American Funds Washington Mutual Investors Fund		2,010
PIMCO All Asset Fund		1,995
PIMCO Short Asset Investment Fund		6,598
Vanguard Mid-Cap Value Index Fund Admiral		2,800
Total Mutual funds		32,288

Collective trust funds
Blackrock International Opportunities Fund		1,460
GW&K Small-Mid Cap Core Equity Fund		1,881
*Northern Trust Collective World ex-U.S. Index Fund		613
*Northern Trust Collective ACWI ex-U.S. Index Fund		61
PIMCO Total Return Collective Trust Fund		1,903
SSGA Russell Small/Mid Cap Index Fund		2,671
SSGA S&P 500 Index Fund		5,693
SSGA U.S. Bond Index Fund		349
SSGA Target Retirement 2015		2,792
SSGA Target Retirement 2020		5,412
SSGA Target Retirement 2025		4,021
SSGA Target Retirement 2030		2,083
SSGA Target Retirement 2035		1,079
SSGA Target Retirement 2040		824
SSGA Target Retirement 2045		460
SSGA Target Retirement 2050		172
SSGA Target Retirement 2055		37
SSGA Target Retirement 2060		23
SSGA Target Retirement Income		486
*Northern Trust Collective Short Term Investment Fund		106
Total Collective trust funds		32,126

*Loans to participants, 3.25% to 8.75%		2,384

		$133,609

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

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EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm — Abbott Laboratories Stock Retirement Plan.

23.2	Consent of Independent Registered Public Accounting Firm — Abbott Laboratories Stock Retirement Plan (Puerto Rico).

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SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

Date: June 22, 2018	By:	/s/ Mary K. Moreland
Mary K. Moreland
Plan Administrator

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